SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                               Diana Shipping Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    Y2066G104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    Y2066G104
             ---------------------

1.   NAME OF REPORTING PERSONS

     Simeon Palios

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     14,484,453

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     14,484,453

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,484,453

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     19.30%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No.    Y2066G104
             ---------------------

1.   NAME OF REPORTING PERSONS

     Corozal Compania Naviera S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     4,762,180

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     4,762,180

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,762,180

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.34%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP No.    Y2066G104
             ---------------------


1.   NAME OF REPORTING PERSONS

     Ironwood Trading Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     9,524,360

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     9,524,360

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,524,360

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.69%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP No.  Y2066G104
           ---------------------


Item 1(a).  Name of Issuer:


            Diana Shipping Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            Mr. Simeon Palios
            Corozal Compania Naviera S.A.
            Ironwood Trading Corp.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The principal business address of each filer is:

            c/o  Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Mr. Simeon Palios                   Greece
            Corozal Compania Naviera S.A.       Panama
            Ironwood Trading Corp.              Liberia
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            Y2066G104
            --------------------------------------------------------------------

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b) or
            Rule 13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

     (b) [_]  Bank as defined in Section 3(a)(6) of the Act (15
              U.S.C. 78c);

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

     (k) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(K).


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

     Corozal Compania Naviera S.A. is the record holder of 4,762,180 shares, representing 6.34%, of the Issuer's issued and outstanding common shares. Corozal Compania Naviera S.A. owns 30% of the issued and outstanding shares of Ironwood Trading Corp., which is the record holder of 9,524,360 shares, representing 12.69%, of the Issuer's issued and outstanding common shares. Mr. Simeon Palios controls both Corozal Compania Naviera S.A. and Ironwood Trading Corp.

            Mr. Simeon Palios               14,484,453
            Corozal Compania Naviera S.A.   4,762,180
            Ironwood Trading Corp.          9,524,360
            --------------------------------------------------------------------

     (b)  Percent of class:

            Mr. Simeon Palios              19.30%
            Corozal Compania Naviera S.A.  6.34%
            Ironwood Trading Corp.         12.69%
            --------------------------------------------------------------------

     (c)  Number of shares as to which the person has:


          (i)   Sole power to vote or to direct the vote

                Mr. Simeon Palios                 14,484,453
                Corozal Compania Naviera S.A.     0
                Ironwood Trading Corp.            0
            --------------------------------------------------------------------


          (ii)  Shared power to vote or to direct the vote

                Mr. Simeon Palios                0
                Corozal Compania Naviera S.A.    4,762,180
                Ironwood Trading Corp.           9,524,360
            --------------------------------------------------------------------

          (iii) Sole power to dispose or to direct the disposition of

                Mr. Simeon Palios                 14,484,453
                Corozal Compania Naviera S.A.     0
                Ironwood Trading Corp.            0
            --------------------------------------------------------------------

          (iv)  Shared power to dispose or to direct the disposition of

                Mr. Simeon Palios                0
                Corozal Compania Naviera S.A.    4,762,180
                Ironwood Trading Corp.           9,524,360
            --------------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Not applicable
            --------------------------------------------------------------------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


            Not applicable
            --------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


            Not applicable
            --------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.


            Not applicable
            --------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


            Not applicable
            --------------------------------------------------------------------

Item 10.  Certifications.


            Not applicable
            --------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 13, 2009
                                             -----------------------------------
                                                        (Date)

                                                Corozal Compania Naviera S.A.

                                                By

                                                     /s/ Simeon Palios
                                                      --------------------------
                                                      Simeon Palios
                                                      Principal


                                                Ironwood Trading Corp.



                                                By

                                                     /s/ Simeon Palios
                                                      --------------------------
                                                      Simeon Palios
                                                      Principal


                                                     /s/ Simeon Palios
                                                     ---------------------------
                                                     Simeon Palios






Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.




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